# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Optimum Communications, Inc., CIK 0001702780
CUSIP: 02156K103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 COURT SQUARE WEST, LONG ISLAND CITY, New York (NY), 11101
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000948046

## Reporting persons
- DEUTSCHE BANK AG\: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 14,999,134; sole dispositive power 0; shared dispositive power 14,999,134; aggregate amount beneficially owned 14,999,134 (5.5% of the class)
- Deutsche Bank Securities Inc\: type of reporting person: broker-dealer (BD), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,999,134; sole dispositive power 0; shared dispositive power 14,999,134; aggregate amount beneficially owned 14,999,134 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Optimum Communications, Inc.
Address of issuer's principal executive offices: 1 COURT SQUARE WEST, LONG ISLAND CITY, NEW YORK, 11101.

## Item 2. Person Filing
Name of person filing: DEUTSCHE BANK AG\
Address of principal business office or, if none, residence:
1 COLUMBUS CIRCLE,
NEW YORK, NY, 10019
Citizenship: 2M

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: a bank organized under the laws under the Federal Republic of Germany

## Item 4. Ownership
Amount beneficially owned: 14,999,134.00
Percent of class: 5.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,999,134.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 14,999,134.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws under the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- DEUTSCHE BANK AG\: Michael Caro, Vice President (11/13/2026)
- Deutsche Bank Securities Inc\: Michael Caro, Vice President (11/13/2026)